UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.  )*

Cabaletta Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12674W109

(CUSIP Number)

Rebecca Lucia

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons 5AM Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,214,721 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,214,721 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,721 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 18.8% of Common Stock; 13.6% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”),  5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab, Dr. Parmar and Dr. Rocklage, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”).    In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the  Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons 5AM Partners V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,214,721 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,214,721 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,721 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 18.8% of Common Stock; 13.6% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”).    In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the  Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 454,545 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 454,545 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,545 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.7% of Common Stock; 1.9% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM Opportunities.  Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”).    In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the  Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 454,545 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 454,545 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,545 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.7% of Common Stock; 1.9% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 454,545 shares held by 5AM Opportunities.  Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”). In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the  Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,669,266 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,669,266 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,266 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 21.4% of Common Stock; 15.6% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,214,721 shares held by 5AM V; and (ii) 454,545 shares held by 5AM Opportunities.  Dr. Rocklage, Schwab and Dr. Parmar, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”). In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the  Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,669,266 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,669,266 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,266 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 21.4% of Common Stock; 15.6% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,214,721 shares held by 5AM V; and (ii) 454,545 shares held by 5AM Opportunities.  Schwab, Dr. Rocklage and Dr. Parmar, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”). In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the  Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,214,721 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,214,721 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,721 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 18.8% of Common Stock; 13.6% of Combined Common Stock (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The shares held by 5AM V.  Dr. Parmar, Schwab and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3) Based on 17,143,335 shares of voting common stock (“Common Stock”) outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”). In addition, based on the Final Prospectus, the  Issuer has  6,409,519 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the Common Stock, the “Combined Common Stock”) outstanding.

CUSIP No. 12674W109	13D

Explanatory Note:    This 13D relates to shares of Voting Common Stock (“Common Stock”), of Cabaletta Bio, Inc.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of Cabaletta Bio, Inc., a Delaware corporation organized under the laws of the state of Delaware (the “Issuer” or “Cabaletta”). The address of the principal executive offices of the Issuer is 2929 Arch Street, Suite 600, Philadelphia, PA 19104.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”),  5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab, Dr. Parmar and Dr. Rocklage, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

The principal business and principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)                                  The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing member of 5AM Partners V, which is the general partner of 5AM V.  Schwab and Dr. Parmar serve as managing members of 5AM Opportunities GP, which is the general partner of 5AM Opportunities.

(d)                                 During the last five years, none of the Reporting Persons has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of 5AM Partners V, 5AM V, 5AM Opportunities and 5AM Opportunities GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In October 2018, 5AM V acquired 3,146,551 shares of the Issuer’s Series A and Series A-1 Preferred Stock, for an aggregate purchase price of $12.7 million.

In January 2019, 5AM V acquired 1,675,532 shares of the Issuer’s Series B Preferred Stock, for an aggregate purchase price of $12.0 million.

On October 29, 2019, 5AM Opportunities acquired 454,545 shares of the Issuer’s Common Stock, for an aggregate purchase price of $5.0 million in the Issuer’s initial public offering.  In connection with the IPO, the shares of Series A, Series A-1 and Series B preferred stock hold by 5AM V automatically converted into an aggregate of 3,214,721 shares of Common Stock.

Item 4.         Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.         Interest in Securities of the Issuer

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 29, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (3)	Percentage of Combined Common Stock (4)
5AM V	3,214,721	0	3,214,721	0	3,214,721	3,214,721	18.8%	13.6%
5AM Partners V (1)	0	0	3,214,721	0	3,214,721	3,214,721	18.8%	13.6%
5AM Opportunities	454,545	0	454,545	0	454,545	454,545	2.7%	1.9%
5AM Opportunities GP (2)	0	0	454,545	0	454,545	454,545	2.7%	1.9%
Dr. Parmar (1)(2)	0	0	3,669,266	0	3,669,266	3,669,266	21.4%	15.6%
Schwab (1) (2)	0	0	3,669,266	0	3,669,266	3,669,266	21.4%	15.6%
Dr. Rocklage (1)	0	0	3,214,721	0	3,214,721	3,214,721	18.8%	13.6%

(1)         Includes 3,214,721 shares of Common Stock held by 5AM V.  Dr. Parmar, Schwab and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(2)         Includes 454,545 shares of Common Stock held by 5AM Opportunities.  Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         Based on 17,143,335 shares of Common Stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on October 25, 2019 (the “Final Prospectus”).

(4)         Based on 6,409,519 shares of non-voting common stock (the “Non-Voting Common Stock,” together with the Common Stock, the “Combined Common Stock”) outstanding as set forth in the Final Prospectus.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

5AM V and certain other holders of shares of the Common Stock and Non-Voting Common Stock of the Issuer are entitled to rights with respect to the registration of these securities under the Securities Act pursuant to the terms of an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with the Issuer, dated January 2, 2019. The Investors’ Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under the agreement will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

At any time beginning 180 days after the completion of the IPO, the holders of 12,904,534 shares of Common Stock and Non-Voting Common Stock (the “Registrable Shares”) are entitled to demand registration rights. Under the terms of the Investors’ Rights Agreement, the Issuer will be required, upon the written request of holders of at least 40% of Registrable Shares, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of the shares of Common Stock (including the shares of Common Stock into which any shares of Non-Voting Common Stock held by such investors may be converted) for public resale.  The Issuer is required to effect only two registrations pursuant to this provision of the Investors’ Rights Agreement.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of Registrable Shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer and the underwriters may limit the number of shares included in an underwritten offering to the number of shares which the Issuer and the underwriters determine will not jeopardize the success of the offering.

Short-Form Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of holders of at least 20% of the Registrable Shares having an aggregate offering price of at least $5.0 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares. The Issuer is required to effect only two registrations in any twelve month period pursuant to this provision of the Investors’ Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Lock-Up Agreements

5AM V, along with all of the Issuer’s directors, executive officers and the holders of substantially all shares of the Issuer’s capital stock outstanding prior to the IPO, have signed a lock-up agreement that prohibits them from selling any of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including shares of the Issuer’s Non-Voting Common Stock) for a period of not less than 180 days from the date of the closing of the IPO without the prior written consent of the representatives of the underwriters for the IPO, subject to certain exceptions.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Investors’ Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits B and C, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.                                             Materials to be Filed as Exhibits.

A.                                    Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.                                    Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-234017, filed September 30, 2019).

C.                                    Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-234017, filed October 16, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2019

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its General Partner

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its General Partner

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

5AM OPPORTUNITIES I (GP), LLC

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Cabaletta Bio, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 8, 2019

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its General Partner

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its General Partner

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

5AM OPPORTUNITIES I (GP), LLC

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab